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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

THE ARISTOTLE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

040 448201

(Cusip Number)

H. William Smith

96 Cummings Point Road

Stamford, CT 06902 (203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201

1. NAMES OF REPORTING PERSON :   Geneve Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                              (a) [ ]

                                                                                                              (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

    WC, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

NUMBER                                   7. SOLE VOTING POWER

OF SHARES                                  15,984,971 SHARES

BENEFICIALLY

OWNED BY EACH                   8. SHARED VOTING POWER

REPORTING                                            0          SHARES (See Item 5)

PERSON WITH

                                                   9. SOLE DISPOSITIVE POWER

                                                         15,984,971 SHARES

                                                  10. SHARED DISPOSITIVE POWER

                                                             0           SHARES (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,984,971 SHARES

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

      CERTAIN SHARES*

                                                                                                               [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      93.2%

14. TYPE OF REPORTING PERSON*

      CO

*SEE INSTRUCTIONS

Item 1. Security and Issuer.

            The undersigned hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4. Purpose of Transaction.

            Item 4 of the Statement is hereby amended to add the following:

"On June 30, 2005, at a duly called meeting of the Company's Board of Directors, Geneve nominated eight nominees to stand for election to the Company's Board of Directors, including two nominees who would replace two current directors that Geneve, pursuant to the terms of the Stockholders Agreement, had previously caused to be elected to serve on the Company's Board of Directors. The Stockholders Agreement terminated in accordance with its terms on June 17, 2005. The Board of Directors of the Company approved the nominations, and the nominees will be submitted to the stockholders for election at the Company's 2005 Annual Meeting of Stockholders."

Item 5. Interest in Securities of the Issuer

           Item 5 of the Statement is hereby amended to modify the first sentence of the first paragraph as follows:

"Geneve is the beneficial owner of and has the power to vote and dispose of 15,984,971 shares of Common Stock which constitute 93.2% of the outstanding shares of Common Stock and 90.3% of the voting power of the Company's outstanding voting securities."

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                                              GENEVE CORPORATION

                                                                              By: /s/Steven B. Lapin

                                                                                       Steven B. Lapin

                                                                                       President and Chief Operating Officer

July 5, 2005